January 3, 1998



U.S. Securities and Exchange Commission
450 Fifth Street, N.W.  Room 10091
Mail STOP 10-6
Washington, D.C.  20549


RE:  Matthew 25 Fund, Inc.
     File #811-7471
     Jenkintown, PA  19046

Gentlemen:

     This is to advise the Commission that we have made our final count for the year ended December
31, 1997 of the securities held in custody by Matthew 25 Fund, Inc. Enclosed you will find the original and one copy of our report which outlines the scope of our physical examination of the securities in question as well as our opinion as to their correctness, along with Form 40-17f-2
Certificate of Accounting of Securities and Similar
Investments in the Custody of Management Investment
Companies.


                                                  Cordially,




                                     LANDSBURG PLATT RASCHIATORE & DALTON

LPR&D/emk

Enclosure